Exhibit 99.2
Cenovus Energy Inc.
Annual Meeting of Shareholders
April 26, 2023

Report of Voting Results
(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 26, 2023 by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2023 Management Information Circular dated March 1, 2023, which is available at cenovus.com.

1.Appointment of Auditor PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditor of the Corporation.

Votes For		Votes Withheld
Number	Percent	Number	Percent
1,581,284,715	99.60%	6,359,000	0.40%

2.Election of Directors Each of the following thirteen nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Against
	Number	Percent	Number	Percent
Keith M. Casey	1,559,229,713	99.70%	4,734,069	0.30%
Canning K.N. Fok	1,231,407,696	78.74%	332,556,083	21.26%
Jane E. Kinney	1,559,102,298	99.69%	4,861,482	0.31%
Harold N. Kvisle	1,410,669,559	90.20%	153,294,217	9.80%
Eva L. Kwok	1,553,966,263	99.36%	9,997,515	0.64%
Melanie A. Little	1,562,443,606	99.90%	1,520,175	0.10%
Richard J. Marcogliese	1,545,933,492	98.85%	18,030,287	1.15%
Jonathan M. McKenzie	1,562,909,239	99.93%	1,054,542	0.07%
Claude Mongeau	1,552,494,272	99.27%	11,469,509	0.73%
Alexander J. Pourbaix	1,542,293,220	98.61%	21,670,561	1.39%
Wayne E. Shaw	1,558,024,607	99.62%	5,939,174	0.38%
Frank J. Sixt	1,234,147,174	78.91%	329,816,606	21.09%
Rhonda I. Zygocki	1,551,968,485	99.23%	11,995,296	0.77%

3.Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
1,537,907,990	98.33%	26,055,790	1.67%
4.Shareholder Proposal A resolution was passed to approve the shareholder proposal.

Votes For		Votes Against
Number	Percent	Number	Percent
1,555,645,155	99.47%	8,318,627	0.53%